15049273

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 06 2015
Washington DC
404

SEC FILE NUMBER
8- 67579

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2014 (MM/DD/YY) AND ENDING December 31, 2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Quantum Capital, LLC/

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1911 Hillandale Road Suite 1020
(No. and Street)

Durham (City) NC (State) 27705 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Karen Z Fischer 561-483-6335
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

D'Arelli Pruzansky, PA
(Name – *if individual, state last, first, middle name*)

7280 W Palmetto Park Rd suite 308N (Address) Boca Raton (City) Florida (State) 33433 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Scott Syphers, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Quantum Capital, LLC., as of December 31, 20 14 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Karen Z. Fischer
COMMISSION # FF165001
EXPIRES: Nov. 22, 2018
WWW.AARONNOTARY.COM

Signature

CCO
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

QUANTUM CAPITAL, LLC

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2014

TABLE OF CONTENTS

TABLE OF CONTENTS

Quantum Capital, LLC
1911 Hillandale Road
Ste 1020
Durham, NC 27705-2666

Exemption Report

RE: Quantum Capital, LLC. year end 2014 Certified Audit

Quantum Capital, LLC. Is operating under the (k)(2)(i) exemption of SEC Rule 15c3-3, "Customer Protection-Reserves and Custody of Securities". The firm does not have a retail business. The broker dealer does not sell securities or take in any customer funds; therefore to our best knowledge and belief we have met the identified exemption provisions in 240.15c3-3(k) throughout the most recent fiscal year without exception and qualify for the exemption under the rule.

X

Karen Z Fischer
Financial and Operations Principal

D'Arelli Pruzansky, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Quantum Capital, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Quantum Capital, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Quantum Capital, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) Quantum Capital, LLC stated that Quantum Capital, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Quantum Capital, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Quantum Capital, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

D'Arelli Pruzansky P.A.

Certified Public Accountants

Boca Raton, Florida
February 24, 2015

7280 W. Palmetto Park Road, Suite 308-N • Boca Raton, Florida 33433 • Phone: 561.756.9250 • Fax: 561.826.8936

D'Arelli Pruzansky, P.A.

CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Quantum Capital, LLC

We have audited the accompanying financial statements of Quantum Capital, LLC (a North Carolina Limited Liability Company), which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in members' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Quantum Capital, LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Quantum Capital, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The information in Schedule I and the Supplemental Note has been subjected to audit procedures performed in conjunction with the audit of Quantum Capital, LLC's financial statements. The supplemental information is the responsibility of Quantum Capital, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

D'Arelli Pruzansky P.A.

Certified Public Accountants

Boca Raton, Florida
February 24, 2015

7280 W. Palmetto Park Road, Suite 308-N • Boca Raton, Florida 33433 • Phone: 561.756.9250 • Fax: 561.826.8936

QUANTUM CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

Cash	$	24,862
Member Loans Receivable		9,000
Prepaid expenses		2,672
Property and equipment, net		-
Total assets	$	36,534

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	14,600
Total liabilities		14,600
Member's equity		21,934
Total liabilities and member's equity	$	36,534

See accompanying notes to financial statements

QUANTUM CAPITAL, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2014

Revenues:		
Fee Income	$	58,800
Other income		1,002
Total revenue		59,802
Expenses:		
Commission Expense		19,933
Telephone		15
Professional fees		14,500
Management Fees		9,500
Depreciation		199
Rent		1,200
Regulatory fees		2,873
Other expenses		3,271
Total expenses		51,491
Net Income	$	8,311

See accompanying notes to financial statements

QUANTUM CAPITAL, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2014

Balance, January 1, 2014	$	13,623
Contributions		-
Net income		8,311
Balance, December 31, 2014	$	21,934

See accompanying notes to financial statements

QUANTUM CAPITAL, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2014

Cash flows from operating activities:		
Net income	$	8,311
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation expense		199
Changes in assets and liabilities:		
(Increase) decrease in:		
Prepaid expenses		(492)
Increase (decrease) in:		
Accounts payable and accrued expenses		100
Net cash provided by operating activities		8,118
Cash flows from investing activities:		
Member loans receivable		(9,000)
Net cash used by investing activities		(9,000)
Cash flows from financing activities:		
Contributions		-
Net cash provided by financing activities		-
Net decrease in cash		(882)
Cash, beginning of year		25,744
Cash, end of year	$	24,862
Supplemental disclosure of cash flow information:		
Cash paid during the year for interest and taxes	$	-

See accompanying notes to financial statements

NOTE 1 - DESCRIPTION OF BUSINESS

Quantum Capital, LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulation Authority (FINRA). The Company is a North Carolina Limited Liability Company. The company provides investment banking services and sales of mutual funds.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

Property and Equipment

Property and equipment are stated at cost. Depreciation and amortization are provided using the straight-line method over the estimated economic lives of the assets, which are from five to seven years. Expenditures for maintenance and repairs are charged to expense as incurred.

Property and equipment consists of the following as of December 31, 2014:

Office equipment	$	988
Furniture and Equipment		1,516
		2,504
Less: accumulated depreciation		2,504
	$	-

Depreciation expense amounted to $199 for the year ended December 31, 2014. The assets are fully depreciated.

Revenue Recognition

The company earns revenue from investment banking and sales of mutual funds. Investment banking fees are generally based on a percentage of the total value of a transaction and are recognized upon successful completion of each transaction. Commissions from the sale of mutual funds are recognized monthly based on a percentage of investors' mutual fund account balances.

For the year ended December 31, 2014, 98% of revenues were attributable to investment banking fees earned from a single client.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Prepaid Expenses

In December 2014, the firm prepaid its 2015 registration renewal fees of $ 2,672 to FINRA. Such amount is included in full as prepaid expense in the statement of financial condition at December 31, 2014.

Member Loans Receivable

One of the members of the Company received a non-interest bearing loan during 2014 in the amount of $34,000. The unpaid balance due the Company as of December 31, 2014 was $9,000.

Income Taxes

As a limited liability company, the Company is treated as a partnership for Federal and State income tax purposes. Under subchapter K of the Internal Revenue Code, each member is taxed separately on his distributive share of the Company's income whether or not that income is actually distributed. Accordingly, no provision for income taxes has been recorded in the accompanying statement of operations for the year ended December 31, 2014.

NOTE 3 – RELATED PARTY TRANSACTIONS

For the year ended December 31, 2104, the Company incurred rent expense in the amount of $1,200, paid to a related party company under common ownership. The Company also incurred and paid $9,500 in management fees to a related party company under common ownership for administrative support services.

NOTE 4 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, except for the first 12 months of operations when it shall not exceed 8 to 1. At December 31, 2014, the Company had net capital of $10,262 which was $5,262, in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital computed in accordance with Rule 15c3-1 was 1.42 to 1.

NOTE 5 – CONCENTRATIONS OF CREDIT RISK

The Company maintains its cash in bank accounts at high credit quality financial institutions. The balances at times may exceed federally insured limits.

NOTE 6 – FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company measures the financial assets in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are:

Level 1 – Valuations for assets and liabilities traded in active exchange markets, or interest in open-end mutual funds that allow a company to sell its ownership interest back at net asset value ("NAV") on a daily basis. Valuations are obtained from readily available pricing sources for market transactions involving identical assets, liabilities or funds.

Level 2 – Valuations for assets and liabilities traded in less active dealer, or broker markets, such as quoted prices for similar assets or liabilities or quoted prices in markets that are not active. Level 2 includes U.S. Treasury, U.S. government and agency debt securities, and mortgage-backed securities. Valuations are usually obtained from third party pricing services for identical or comparable assets or liabilities.

Level 3 – Valuations for assets and liabilities that are derived from other valuation methodologies, such as option pricing models, discounted cash flow models and similar techniques, and not based on market exchange, dealer, or broker traded transactions. Level 3 valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets or liabilities.

The availability of observable inputs can vary from instrument to instrument and in certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an instrument's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement of an instrument requires judgment and consideration of factors specific to the instrument.

At December 31, 2014 the carrying amounts reported in the balance sheet for cash, officers' loans receivable, and accounts payable and accrued expenses approximate fair value based on the short-term maturity of these instruments.

NOTE 7 – COMMITMENTS AND CONTINGENCIES

Lease

Our offices are located on 1911 Hillandale Road, Suite 1020 Durham, NC 27705. The Company leases approximately 145 square feet of these facilities from a related party company under common ownership for approximately $100 per month base rent. All utilities except telephone are included under the agreement. The agreement is on a month to month basis with no expiration date, therefore there are no minimum future lease payments.

SUPPLEMENTARY INFORMATION

QUANTUM CAPITAL, LLC
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2014

Net capital computation:

Total member's equity	$ 21,934
Deductions and/or charges:	
Non-allowable assets:	
Prepaid expense	2,672
Officers Loans Receivable	9,000
Total non-allowable assets	11,672
Net capital before haircuts on securities positions	10,262
Total haircuts on securities	-
Net capital	10,262
Required minimum capital	5,000
Excess net capital	$ 5,262

Aggregate indebtedness:

Aggregate indebtedness as included in the Statement of Financial Condition	$ 14,600
Ratio of aggregate indebtedness to net capital	1.42 to 1

Reconciliation:

Net capital, per unaudited December 31, 2014 FOCUS report, as filed	$ 10,262
Audit Adjustments	-
Net capital, per December 31, 2014 audited report, as filed	$ 10,262

QUANTUM CAPITAL, LLC
SUPPLEMENTAL NOTE
SUPPLEMENTARY INFORMATION PURSUANT TO RULE 17A-5
OF THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2014

Quantum Capital, LLC is claiming exemption under the provisions of Securities and Exchange Commission Rule 15c3-3(k)(2)(i) as no customer securities or funds are held.

Therefore, the following reports are not presented:

A) Computation for Determination of Reserve Requirement under Rule 15c3-3.

B) Information Relating to the Possession or Control Requirements under Rule 15c3-3.